Will H. Cai

+852 3758 1210

wcai@cooley.com

June 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Scott Anderegg
Ms. Jennifer López Molina

Re:	Skillful Craftsman Education Technology Ltd
Responses to the Staff’s Comment Letter Dated May 19, 2022
File No. 333-259498

Dear Mr. Anderegg and Ms. López Molina:

On behalf of our client, Skillful Craftsman Education Technology Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 19, 2022 (the “Comment Letter”) on the Amendment No.4 to the Registration Statement on Form F-3 publicly filed with the Commission on April 22, 2022 (the “Registration Statement”). In response to these comments, the Company has revised the Registration Statement and is filing Amendment No.5 to the Registration Statement (the “Amended Registration Statement”) concurrently with the submission of this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form F-3 filed April 22, 2022

Cover Page

1.	We note your revised disclosure in response to comment 1 and we reissue the comment. Clearly disclose how you will refer to the holding company, subsidiaries and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, we note on the prospectus cover page that you define "Skillful Craftsman" as "we" or "us;" . . .. including its wholly-owned subsidiaries, and, in the context of describing our operations and consolidated financial statement information, the variable interest entity in China." Refrain from using terms such as “we” or “our” when describing activities or functions of the subsidiaries or VIE.

In response to the Staff’s comment, the Company has revised the relevant disclosure on cover page and pages 1 to 5, 15 to 17, and 19 to 27 of the Amended Registration Statement.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

June 10, 2022

2.	We note your revised disclosure in response to comment 2 that "[t]o the extent cash in the business is in the PRC or a PRC entity, and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed by the government." Given your operations in Hong Kong, please amend your disclosure here and in the summary risk factors and risk factor sections to state that, to the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds and assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash and assets.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 10th paragraph on cover page and pages 8 and 26 of the Amended Registration Statement.

3.	We note your revised disclosure in response to comment 6 included in the fifth sentence of the 10th paragraph on your cove page. Clarify if such description of how funds are transferred between you, your subsidiaries, the consolidated VIE or investors is covered by your cash management policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 10th paragraph on cover page and page 7 of the Amended Registration Statement.

4.	We note your revised disclosure in response to comment 3 that "Skillful Craftsman does not own these operations but relies on contractual arrangements . . . to (i) exercise effective control over the VIE and the VIE's subsidiary; (ii) receive substantially all of the economic benefits and absorb substantially all of the losses of the VIE and the VIE's subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law, to consolidate the financial results of the VIE and VIE's subsidiary in its consolidated financial statements in accordance with U.S. GAAP." Please revise this sentence to ensure that any references to control or benefits that accrue to you because of the VIE are limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP. Your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please revise and make conforming revisions throughout your registration statement.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 10th paragraph on cover page and made conforming changes on pages 6 and 25 of the Amended Registration Statement.

5.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 10th paragraph on cover page and pages 8, 17 and 26 of the Amended Registration Statement.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

June 10, 2022

Prospectus Summary, page 2

6.	We note your response to comment 7 and your disclosure that "based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements or approval from the CSRC, the CAC, nor any other entity to approve these contractual arrangements" (emphasis added). Please also state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please include similar disclosure in your risk factor section.

In response to the Staff’s comment, the Company has revised the relevant disclosure and made confirming changes on pages 5 and 23 of the Amended Registration Statement.

Financial Information Related to the VIE and Parent, page 8

7.	We note your revised disclosure in response to comment 10 and reissue the comment in part. Please disclose which entities are the company's "other subsidiaries" in the consolidated financial schedule.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 10th paragraph on pages 9 to 14 and pages 32 to 37 of the Amended Registration Statement.

*              *              *

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Xiaofeng Gao, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Bin Fu, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Dawei Chen, Chief Financial Officer, Skillful Craftsman Education Technology Limited
Frank Parrish, Partner, TPS Thayer, LLC
Eric Huang, Partner, V&T Law Firm

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com